SIDLEY AUSTIN LLP 555 CALIFORNIA STREET SUITE 2000 SAN FRANCISCO, CA 94104 +1 415 772 1200 +1 415 772 7400 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 415 772 1207 CFLEMING@SIDLEY.COM

May 27, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street N.E.

Washington, D.C. 20549

Attention: Al Pavot

Terence O’Brien

Re:	Pliant Therapeutics, Inc.

Comments to Form 10-K for the year ended December 31, 2021

Filed March 1, 2022

File No. 001-39303

Ladies and Gentlemen:

On behalf of our client Pliant Therapeutics, Inc. (the “Company”), we submit this letter in response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 17, 2022 relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”). The Company is concurrently filing Amendment No. 2 to the 2021 Form 10-K (“Amendment No. 2”), which includes changes in response to the Staff’s comment.

Form 10-K filed March 1, 2022

Item 9A, page 135

1.	Please file the audit report on internal controls as required by Item 308(b) of Regulation S-K.

In the process of filing the 2021 Form 10-K, Deloitte & Touche LLP’s audit report on the Company’s internal control over financial reporting was inadvertently omitted. Part II, Item 9A of the 2021 Form 10-K is being amended and restated to include the audit report of Deloitte & Touche LLP and is concurrently being filed with the Commission as Amendment No. 2.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

United States Securities and Exchange Commission

May 27, 2022

We thank you in advance for your consideration of the foregoing. Please contact me at 415.772.1207 with any questions or further comments regarding the response to the Staff’s comment.

Sincerely,

/s/ Carlton Fleming
Carlton Fleming

Cc:	Bernard Coulie, Pliant Therapeutics, Inc.

Keith Cummings, Pliant Therapeutics, Inc.

Mike Ouimette, Pliant Therapeutics, Inc.

Sharon Flanagan, Sidley Austin LLP